SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 1)

                           Manitex International, Inc.
                    (formerly Veri-Tek International, Corp.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    563420108
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                                 (CUSIP Number)

                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                              2775 Via de la Valle
                                    Suite 204
                            Del Mar, California 92014
                            United States of America
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              November 14, 2007 (1)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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(1)  This Amendment No. 1 to Schedule 13D is being filed to report material changes in the Reporting Persons' beneficial ownership of the Common Stock of Manitex International, Inc. (the "Issuer") as a result of increases in the total outstanding number of shares of the Common Stock of the Issuer (the "Shares"). The first such increase in the total outstanding number of Shares was reported by the Issuer in the Form 10-Q filed on November 14, 2007.

CUSIP No. 563420108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,810,517

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,810,517

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,810,517

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.95%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 563420108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,810,517

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,810,517

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,810,517

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.95%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 563420108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,183,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,183,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,183,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.94%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 563420108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,537,894

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,537,894

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,537,894

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.46%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 563420108
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         The name of the issuer is Manitex International, Inc. (formerly known as Veri-Tek International, Corp.)(the "Issuer"). The address of the Issuer is 7402 W. 100th Place, Bridgeview, Illinois 60455, United States of America. This Amendment No. 1 to Schedule 13D (the "Amendment") relates to the Issuer's Common Stock, no par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         (a) This Amendment is being filed to report material changes in the beneficial ownership of Shares of (i) Jeffrey L. Feinberg, a United States citizen, (ii) JLF Asset Management, L.L.C., a Delaware limited liability company, (iii) JLF Partners I, L.P., a Delaware limited partnership, and (iv) JLF Offshore Fund, Ltd., a Cayman Islands company (collectively, the "Reporting Persons"). These material changes resulted from increases in the total outstanding number of Shares.

         (b) The principal business address for Jeffrey L. Feinberg, JLF Asset Management, L.L.C. and JLF Partners I, L.P. is 2775 Via de la Valle, Suite 204, Del Mar, California 92014, United States of America. The principal business address for JLF Offshore Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman KY1-1103, Cayman Islands.

         (c) JLF Asset Management, L.L.C. is the management company of JLF Partners I, L.P. and is the investment manager of JLF Offshore Fund, Ltd. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C.

         (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Jeffrey L. Feinberg is a citizen of the United States of America. JLF Asset Management, L.L.C. and JLF Partners I, L.P. are incorporated in Delaware, United States. JLF Offshore Fund, Ltd. is incorporated in the Cayman Islands.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, (i) each of Jeffrey L. Feinberg and JLF Asset Management, L.L.C. beneficially owns 2,810,517 Shares, (ii) JLF Partners I, L.P. beneficially owns 1,183,388 Shares and (iii) JLF Offshore Fund, Ltd. beneficially owns 1,537,894 Shares.

The funds for the purchase of the Shares came from the working capital of the private investment funds managed by JLF Asset Management, L.L.C., over which Jeffrey L. Feinberg, through his role at JLF Asset Management, L.L.C., exercises investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business. The total cost for these Shares beneficially owned by the Reporting Persons is $12,873,771.93.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, each of Jeffrey L. Feinberg and JLF Asset Management, L.L.C. may be deemed to be the beneficial owners of 2,810,517 Shares, constituting 27.95% of the Shares of the Issuer. As of the date hereof, JLF Partners I, L.P. may be deemed to be the beneficial owner of 1,183,388 Shares, constituting 11.94% of the Shares of the Issuer. As of the date hereof, JLF Offshore Fund, Ltd. may be deemed to be the beneficial owner of 1,537,894 Shares, constituting 15.46% of the Shares of the Issuer. These beneficial ownership percentages are based on the 9,809,340 Shares outstanding as of May 9, 2008, according to the Form 10-Q filed by the Issuer on May 13, 2008, increased by the respective number of Common Stock Warrants of the Issuer (the "Warrants") held by the applicable Reporting Person.

         Jeffrey L. Feinberg has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 2,810,517 Shares. JLF Asset Management, L.L.C. has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 2,810,517 Shares. JLF Partners I, L.P. has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 1,183,388 Shares. JLF Offshore Fund, Ltd. has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 1,537,894 Shares.

(c) The Reporting Persons have not purchased or sold any Shares during the past 60 days.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares. The Reporting Persons own 246,000 Warrants. Each Warrant entitles the holder to purchase one Share at an exercise price of $4.05. The Warrants are immediately exercisable.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 1, 2008
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Jeffrey L. Feinberg (2)
                                        ----------------------------------------
                                        Jeffrey L. Feinberg


                                        JLF Asset Management, L.L.C. (2)

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member


                                        JLF Partners I, L.P.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF Asset
                                        Management, L.L.C., its management
                                        company


                                        JLF Offshore Fund, Ltd.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF Asset
                                        Management, L.L.C., its investment
                                        manager

----------
(2) These Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                             JOINT FILING AGREEMENT

         The undersigned agree that this Amendment No. 1 to Schedule 13D dated July 1, 2008 relating to the Common Stock of Manitex International, Inc. shall be filed on behalf of the undersigned.


                                        /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Jeffrey L. Feinberg

                                        JLF Asset Management, L.L.C.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member

                                        JLF Partners I, L.P.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF
                                        Asset Management, L.L.C., its
                                        management company

                                        JLF Offshore Fund, Ltd.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF
                                        Asset Management, L.L.C., its
                                        investment manager






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